COUNTERPATH CORPORATION
BOX 95, ONE BENTALL CENTRE
300 - 505 BURRARD ST
VANCOUVER BC V7X 1M3

August 29, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	David L. Orlic
Special Counsel

Dear Sirs:

	Re:	CounterPath Corporation
Preliminary Proxy Statement on Schedule 14A
Filed: August 19, 2008
File No. 000-50346

               In connection with your letter of August 28, 2008 with respect to the Preliminary Proxy Statement on Schedule 14A filed by CounterPath Corporation (the “Company”)., the Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               We trust you find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH CORPORATION

Per: /s/ David Karp

David Karp, Chief Financial Officer